UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLIR SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Senior Convertible Notes Due 2023

(Title of Class of Securities)

302445 AA 9

302445 AB 7

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President,

General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

Telephone: (503) 498-3547

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Kevin F. Blatchford

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$191,419,000	$7,522.77

*	Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 3% Senior Convertible Notes Due 2023 (the “notes”), this valuation is based on the book value of the securities to be received by FLIR Systems, Inc. (“FLIR”) and assumes the exchange of all $191,419,000 aggregate principal amount of the notes currently outstanding, for cash and shares of common stock of FLIR, par value $0.01 per share (and the accompanying preferred stock purchase rights).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,522.77	Filing Party: FLIR Systems, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by FLIR Systems, Inc., an Oregon corporation (“FLIR”), on February 5, 2009 in connection with an offer by FLIR to exchange any and all of its 3% Senior Convertible Notes Due 2023 (the “notes”) for $20.00 in cash and 90.1224 shares of FLIR’s common stock, par value $0.01 per share (the “common stock”) (including the accompanying preferred stock purchase rights) per Note (the “offer consideration”).

The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated February 5, 2009 (the “offer to exchange”), and the accompanying letter of transmittal. The offer to exchange and the accompanying letter of transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and 11.

The information in the offer to exchange, including all schedules and annexes thereto, and the accompanying letter of transmittal which were previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein.

The offer to exchange is hereby amended and supplemented as follows:

(1) The section of the offer to exchange entitled “INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION” is hereby amended by (i) deleting in its entirety the second bullet thereunder (relating to Quarterly Reports on Form 10-Q) and (ii) by replacing the first bullet thereunder (relating to Annual Reports on Form 10-K) in its entirety with:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a)	The information set forth in the offer to exchange under the captions “Selected Historical Consolidated Financial Data” and “Incorporation by Reference; Additional Information” is incorporated herein by reference. The information set forth under Item 8, Financial Statements and Supplementary Data, in FLIR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the offer to exchange under the caption “Capitalization” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated February 5, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(5)	Press Release, dated February 5, 2009, incorporated by reference to Exhibit 99.2 to the issuer’s Current Report on Form 8-K filed with the SEC on February 5, 2009

(d)(1)	Purchase Agreement among FLIR Systems, Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC dated June 6, 2003, filed as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(2)	Indenture, dated June 11, 2003 between FLIR Systems, Inc. and J.P. Morgan Trust Company, National Association, filed as Exhibit 4.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(3)	Resale Registration Rights Agreement, dated June 11, 2003 among FLIR Systems, Inc., J.P. Morgan Securities, Inc. and Banc of America Securities LLC, filed as Exhibit 4.5 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(4)	Form of $175,000,000 3.0% Senior Convertible Note due 2023 dated June 11, 2003, filed as Exhibit 4.3 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

(d)(5)	Form of $35,000,000 3.0% Senior Convertible Note due 2023 dated June 17, 2003, filed as Exhibit 4.4 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

*	Previously filed on Schedule TO on February 5, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2009	FLIR SYSTEMS, INC.

	By:	/s/ Stephen M. Bailey
	Name:	Stephen M. Bailey
	Title:	Sr. Vice President, Finance and Chief Financial Officer